Filed Pursuant to Rule 424(b)(3)

Registration No. 333-268622

CRESCENT PRIVATE CREDIT INCOME CORP.

SUPPLEMENT NO. 14 DATED AUGUST 2, 2024

TO THE PROSPECTUS DATED SEPTEMBER 29, 2023

This prospectus supplement (“Supplement”) contains information that amends, supplements or modifies certain information contained in the accompanying prospectus of Crescent Private Credit Income Corp. (the “Fund”), dated September 29, 2023 (as amended and supplemented to date, the “Prospectus”). This Supplement is part of and should be read in conjunction with the Prospectus. Unless otherwise indicated, all other information included in the Prospectus, or any previous supplements thereto, that is not inconsistent with the information set forth in this Supplement remains unchanged. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

Effective immediately, the Prospectus is updated to disclose the amendment and restatement of the Fund’s (i) Second Articles of Amendment and Restatement (as amended and restated, the “Third Articles of Amendment and Restatement”) and (ii) Amended and Restated Bylaws (as amended and restated, the “Second Amended and Restated Bylaws”).

Third Articles of Amendment and Restatement

On July 30, 2024, the stockholders of the Fund, by unanimous written consent in lieu of a special meeting of stockholders, approved the Third Articles of Amendment and Restatement previously adopted by the Board of Directors (the “Board”) of the Fund in response to comments issued by state securities regulators in connection with their review of the Fund’s public offering (the “Offering”) on a continuous basis of up to $2.5 billion in common shares of common stock, par value $0.01 per share (the “Common Shares”), including Class S Common Shares (the “Class S Common Shares”), Class D Common Shares (the “Class D Common Shares”) and Class I Common Shares (the “Class I Common Shares”). The Third Articles of Amendment and Restatement, among other things, provide that: (1) Class D Common Shares and Class S Common Shares will convert automatically to Class I Common Shares if the Fund (A) merges or consolidates with or (B) sells all or substantially all of its assets to an entity that has shares listed on a national securities exchange; (2) any amendment to the Third Articles of Amendment and Restatement or Second Amended and Restated Bylaws (as defined below) that materially alters or changes the powers, preferences or special rights of the Common Shares so as to adversely affect them shall be approved by stockholders entitled to cast a majority of all the votes entitled to be cast on a matter; (3) the Fund’s investment adviser or the Board, as applicable, may not cause the merger or similar reorganization of the Fund without stockholder approval except in a merger of a wholly owned subsidiary corporation with or into its parent corporation in accordance with Section 3-106 of the Maryland General Corporation Law; and (4) the standards applicable to indemnification of an independent director of the Fund shall also apply to any person acting as a broker/dealer on behalf of the Fund. On August 1, 2024, the Fund filed its Third Articles of Amendment and Restatement with the State Department of Assessments and Taxation of Maryland and the amendment became effective immediately upon filing.

Second Amended and Restated Bylaws

Effective July 30, 2024, the Board amended and restated the Fund’s Amended and Restated Bylaws with the Second Amended and Restated Bylaws in response to comments issued by state securities regulators in connection with their review of the Offering. The Second Amended and Restated Bylaws, among other things, provides that: (1) all compensation arrangements between the Fund and its directors, for activity as it relates to their position as directors, shall be approved by a majority of directors, including a majority of independent directors; and (2) each committee of the Board shall be comprised of a majority of independent directors.

The descriptions above are only a summary of the material changes to the Third Articles of Amendment and Restatement and the Second Amended and Restated Bylaws, and are qualified in their entirety by reference to a copy of (i) the Third Articles of Amendment and Restatement and (ii) the Second Amended and Restated Bylaws, each of which are filed as Exhibits to our Registration Statement on Form N-2 (File No. 333-268622) declared effective by the Securities and Exchange Commission on September 29, 2023, as amended and supplemented.

Please retain this Supplement with your Prospectus.